SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TWIN LAKES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Elliot Lutzker, Esq.
Snow Becker Krauss P.C.
605 Third Avenue, New York, New York 10158-0125
(212) 687-3860
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

January 12, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1)	Name of Reporting Person – I.R.S. Identification No. of person.
Estancia LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions)
PF (SEE ITEM 3)

5)	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

6)	Citizenship or Place of Organization
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7)	Sole Voting Power
3,000,000

		8)	Shared Voting Power
0

		9)	Sole Dispositive Power
3,000,000

		10)	Shared Dispositive Power
0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,000,000

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11)
75.0%

14)	Type of Reporting Person (See Instructions)
OO

Item 1.   Security and Issuer.

This statement (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”) of Twin Lakes, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at P.O. Box 530850, Henderson, Nevada 89053.

Item 2.   Identity and Background.

(a)   This Statement is being filed by Estancia LLC, a Nevada limited liability company (“Estancia”) by its manager Johnny R. Thomas.

(b)   The business address of Estancia is P.O. Box 530850, Henderson, Nevada 89053.

(c)   Estancia is an entity established by Dr. Thomas for estate planning purposes.

(d)-(e)   Neither Estancia nor Dr. Thomas have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)   Estancia is a Nevada limited liability company and Dr. Thomas is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

The source of the funds for the 3,000,000 shares of Common Stock and Class A Warrants was personal funds of Dr. Thomas.

Item 4.   Purpose of Transaction.

The 2,250,000 shares of Common Stock and Class A Warrants to purchase 750,000 shares of Common Stock were purchased for investment purposes.

Except as otherwise described herein, neither Estancia nor Dr. Thomas have any other plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through (i) above.

Item 5.   Interest in Securities of the Issuer.

(a)   At the date of this Statement, Estancia beneficially owns 2,250,000 shares of Common Stock and Class A Warrants to purchase 750,000 shares of Common Stock or approximately 75.0 % of the Common Stock of the Issuer. This is based on 3,000,000 shares issued and outstanding as of the effective date of the Issuer’s Registration Statement on Form 10-SB and up to 1,000,000 shares issuable upon exercise of Class A Warrants shares. Dr. Thomas has a 99% pecuniary interest in the securities owned by Estancia.

(b)   Dr. Thomas has sole disposition and voting power with respect to shares of Common Stock and Warrants described in (a) above.

(c)   None

(d)   Not Applicable.

(e)   Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, other than Dr. Thomas is the Chief Executive Officer, President, Treasurer and sole director of the Issuer.

Item 7.   Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 3, 2003

ESTANCIA LLC

/s/ Johnny Thomas
By: Dr. Johnny Thomas
Title: Manager